Exhibit 99.1

Dejour Announces Annual and Special Meeting Results

Vancouver, BC, Canada, June 14, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced the results of its Annual and Special Meeting of Shareholders held June 14, 2013 at the Company’s Vancouver office. The following resolutions were approved by the Shareholders at the Meeting:

1) Election of Directors

Shareholders fixed the number of directors at seven and re-elected Robert L. Hodgkinson, Stephen R. Mut, Craig Sturrock, Harrison F. Blacker, Dr. A. Ross Gorrell, Richard H. Kennedy and Richard A. Bachmann to the Board for the ensuing year.

2) Appointment of Auditors

The Shareholders appointed BDO Canada LLP as the Company’s auditors for the ensuing year.

3) Share Consolidation

The Shareholders passed a resolution granting the Board of Directors the discretion to complete a share consolidation of the Company’s common shares, as and if deemed appropriate, to a maximum five (5) pre-consolidation shares for every one (1) post-consolidation share, at any time prior to the next Annual General Meeting to be held by June 2014.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders’ best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050; Facsimile: 604.638.5051 Email: investor@dejour.com	Craig Allison Investor Relations – New York Phone: 914.882.0960 Email: callison@dejour.com

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